SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Call for an Ordinary and Extraordinary General Shareholders´ Meeting – April 29, 2016.

FOR IMMEDIATE RELEASE

FREE TRANSLATION

Buenos Aires, March 28th, 2016

Securities & Exchange Commission

Dear Sirs,

RE.: Call for an Ordinary and Extraordinary General Shareholders’ Meeting summoned for April 29, 2016

I am writing to you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) in order to inform you that the Company’s Board of Directors in a meeting held today, resolved to summon for an Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 29, 2016, at 10 a.m. on first call, and at 11a.m. on second call, to address the matters set forth for the Ordinary Meeting, in order to discuss the documentation corresponding to the fiscal year ended December 31, 2015.

Promptly, we will submit the additional documentation required in Section 4, Chapter II, of the Comisión Nacional de Valores Rules (N.T. 2013).

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 28th, 2016	By:	/s/ Pedro G. Insussarry
	Name:	Pedro G. Insussarry
	Title:	Responsible for Market Relations